SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2003

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:


PRESS RELEASE September 10, 2003

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS THIRD QUARTER 2003

INTERIM FINANCIAL STATEMENTS THIRD QUARTER, 2003

PRESS RELEASE

POLYAIR INTER PACK THIRD QUARTER REVENUE INCREASES 54%


TORONTO, September 10, 2003 - Polyair Inter Pack Inc. (TSE/AMEX: PPK), a packaging and pool products manufacturer, today announced third quarter results, which include for the first time, the revenues related to the Atlantic/Jacuzzi asset purchase.

Fiscal third quarter 2003 highlights (US$):


-    Atlantic/Jacuzzi   pool  assets   acquisition   completed  May  8th,  2003.
     Contributes $14.8 million in sales and $436,000 in net income.

- Total sales increased 54% to $49.1 million, up from $31.9 million in the same quarter a year ago.

- Pool Products sales increased by 146% to $27.5 million, up from $11.2 million in the same quarter a year ago.

- EBITDA increased by 23% to $5.05 million, up from $4.11 million in the year-ago quarter.

- Net income increased by 31% to $1.83 million, up from $1.40 million in the year-ago quarter.


For the period ended August 2, 2003, total sales increased 54% to $49.1 million from $31.9 million reported in the quarter ended July 27, 2002. The Atlantic/Jacuzzi asset purchase contributed $14.8 million to 2003 third quarter sales. EBITDA for the quarter increased 23% to $5.05 million up from $4.11 million reported in the fiscal third quarter of 2002 and included $934,000 from the Atlantic/Jacuzzi acquisition.

Net income for the fiscal third quarter of 2003 increased 31% to $1.83 million or $0.28 per diluted share compared with net income of $1.40 million or $0.22 per diluted in the comparable period last year.


                                                 3 Months Ended                                    9 Months Ended
                                        August 2        July 27          %               August 2        July 27          %
                                          2003          2002            Change             2003           2002         Change
Sales
Packaging Products                       21,550        20,705            4.1%            64,587          61,164         5.6%
Pool Products                            27,519        11,166          146.5%            40,589          24,105        68.4%
Total Sales                              49,069        31,871           54.0%           105,176          85,269        23.3%

Earnings before Interest,                 5,048         4,105           23.0%            10,909           9,773        11.6%
Taxes, Depreciation
and Amortization (EBITDA)

Net Income                                1,827         1,400           30.5%             3,217           2,599        23.8%

Earnings Per Share - Basic                $0.30         $0.23           30.4%             $0.53           $0.42        26.2%
                   - Diluted              $0.28         $0.22           27.3%             $0.51           $0.41        24.4%


All amounts are expressed in thousands of U.S. dollars except for per share amounts.


Managements perspective

"The quarter included the revenues and integration costs relating to the Atlantic/Jacuzzi swimming pool asset acquisition and steady sales growth in our overall business. The added value that the acquired assets bring to Polyair is enhancing our earnings performance and market position. We look forward to building upon this successful acquisition and bringing our product lines to the forefront of the pool products industry," commented Henry Schnurbach, Polyair Inter Pack President and Chief Executive Officer.

Mr. Schnurbach continued, "We are proud of the support given to us by our customers and employees, as we have manufactured and delivered the pool product line at levels surpassing the prior year. To date we are very pleased with the performance of the new product lines and operations."

Stock repurchase program

During the third quarter the Company did not purchase any of its common stock. Year to date, Polyair has purchased a total of 120,000 shares of stock under its Normal Course Issuer bid.

Conference Call

The Company will host a conference call on Wednesday September 10, 2003 at 4:15 pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the quarter to join the call by dialing 1-800-915-4836 in the U.S. and Canada. International participants may access the call by dialing 1-973-317-5319. A replay will be available for one week following the call by dialing 1-800-428-6051 (U.S. and Canada) or 1-973-709-2089 (International) and entering access code 305133 when prompted.

Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com), through its Polyair Group manufactures protective packaging; through its Cantar Group the company manufactures swimming pool products, which are sold through a network of some 3,000 distributors across North America. Polyair operates twelve manufacturing facilities, seven of which are based in the United States where last year, the Company generated approximately 86% of its annual sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".

Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

For further information contact:

Tom Caden or Dian Griesel                            Wendy Smith
The Investors Relations Group                        Shareholder Administrator
Phone:  (212) 825-3210                               Phone: (416) 740-2687
Email:  theproteam@aol.com                           Email: wsmith@polyair.com

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS THIRD QUARTER 2003



POLYAIR INTER PACK INC
THIRD QUARTER 2003 RESULTS
August 2, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations


The company's net sales increased 54.0% to $49.1 million in the third quarter and 23.3% to $105.2 million in the first nine months of 2003 compared to similar periods in fiscal 2002. The increase in net sales for the quarter includes revenues associated with the Atlantic / Jacuzzi asset acquisition (commencing May 8th) and increased unit volume.

Sales of packaging products for the third quarter increased 4.1% to $21.6 million from $20.7 million in the comparable 2002 period. For the nine months ended, sales of packaging products increased 5.6% to $64.6 million from $61.2 million in the comparable 2002 period. Sales of products through the retail network and e-business were the major main contributors to the increase in packaging sales.

Sales of pool products for the third quarter increased 146.5% to $27.5 million from $11.2 million in the comparable 2002 period. For the nine months ended, pool product sales increased 68.4% to $40.6 million from $24.1 million in the comparable 2002 period. Sales increased due to the addition of the Atlantic / Jacuzzi products lines purchased in May 2003, which represent 89.7% of the third quarter increase. The remaining increase is due to higher unit volumes in the core Cantar product lines.

Gross profit for the third quarter increased by 47.0% to $11.0 million from $7.5 million in the comparable 2002 period. For the nine months ended, gross profit increased 21.0% to $23.7 million from $19.6 million in the comparable 2002 period. As a percentage of sales, gross profit for the third quarter decrease to 22.4% compared to 23.5% in the previous year. For the nine months ended, gross margin as a percent of sales decreased to 22.6% compared to 23.0% for the same period in 2002. The decrease was due to the lower gross margin on the Atlantic / Jacuzzi sales, as the company absorbed costs related to the acquisition. Gross margin for the core packaging and pool products remained at 23.0% for the quarter and year to date, which is unchanged from 2002.

As a percentage of sales, selling and administrative expenses for the third quarter increased to 15.2% from 14.7% during the same period in 2002. For the nine months, selling and administrative expenses as a percent of sales, increased to 16.3% from 16.2% during the same period in 2002. This increase is due to one-time costs related to the acquisition.

Net interest expense increased in the third quarter of 2003 to $431,000 from $360,000 in the comparable period of 2002. Net interest expense for the nine months of 2003 decreased to $1.1 million from $1.3 million in the comparable period of 2002, due to higher borrowings in the third quarter relating to the financing of the Atlantic / Jacuzzi asset acquisition, which was offset by lower interest rates.

Liquidity and Capital Resources

The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

On May 8, 2003 Polyair Inter Pack's Cantar Pool Products Group acquired the swimming pool assets of Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets acquired include the Atlantic Pool trade names and other brand names as well as $40.9 million of related accounts receivable and inventory, plus machinery, land and building together with a license to use the Jacuzzi trademark on certain products. The purchase price of $41.2 million (subject to adjustment) was financed through a $30 million increase of Polyair's operating lines of credit, the issuance of a six-year 6% note to the seller, convertible into 598,802 shares of PPK's stock at a price per share of $8.35 US and a payable to the seller due September 2003. The company has not yet completed the final determination of fair values of the assets and liabilities acquired and therefore the final allocation of the purchase price is preliminary.

Net Working Capital as at August 2, 2003 increased by $18.2 million to $27.2 compared to $9.0 million in the prior year. This increase is mainly due to the activity of the acquired business.

The company's total debt, net of cash and short-term investments, increased by $16.1 million as at the end of the third quarter, to $35.0 million compared to $18.9 million at year-end and increased by $14.3 million compared to $20.7 million at the end of the third quarter 2002. The increase to date is due to financing the Atlantic / Jacuzzi asset acquisition as discussed above, financing the purchase of new equipment for $5.9 million and the balance being utilized for normal working capital requirements.

The company's banking facilities provides the company with a working capital line of credit supported by eligible receivables and inventory. The unused available working capital line as at August 2, 2003 was approximately $12.2 million.

During the third quarter the Company did not purchase any of its common stock. Year to date, Polyair has purchased a total of 120,000 shares of stock under its Normal Course Issuer Bid. Average price of stock purchased was at a cost of USD $5.35.







Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER, 2002


POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2003

CONSOLIDATED BALANCE SHEETS

                                               AS AT             AS AT              AS AT
(in thousands of United States dollars)      AUGUST 2         OCTOBER 31            JULY 27
                                              2,003              2,002              2,002
                                           (unaudited)          (audited)        (unaudited)
-------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                    $    429          $  2,998            $   917
Accounts receivable, net of allowance          29,781            15,840             15,618
for doubtful accounts
Due from joint venture                          1,086               315                  -
Income taxes receivable                             -               252              1,558
Inventory                                      29,728            10,825             12,608
Prepaid expenses and other                      1,505               605              1,010
Future income tax assets                          885               885                371
-------------------------------------------------------------------------------------------
                                               63,414            31,720             32,082

Capital assets, net                            35,958            33,425             32,988

Future income tax assets                          565               519                511

Intangible and other assets, net                1,979             1,747              1,530
-------------------------------------------------------------------------------------------
                                             $101,916        $   67,411           $ 67,111
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Bank indebtedness                           $ 14,681        $        -           $   812
 Accounts payable                              15,135             9,192             11,895
 Accrued liabilities                           14,863             6,106              6,001
 Income taxes payable                           1,944             2,942              2,399
 Current portion of long-term debt              3,963             3,064              2,773
-------------------------------------------------------------------------------------------
                                               50,586            21,304             23,880

Long-term debt                                 15,599            18,846             17,983

Note payable (note 2)                           1,198                 -                  -

Future income tax liabilities                   2,931             2,847              2,816

Shareholders' equity:
 Convertible debentures (note 2)                3,802                 -                  -
 Capital stock                                  9,863            10,021             10,021
 Retained earnings                             17,363            14,614             12,764
 Cumulative translation account                   574              (221)              (353)
-------------------------------------------------------------------------------------------
                                               31,602            24,414             22,432

-------------------------------------------------------------------------------------------
                                              $101,916        $   67,411           $ 67,111
===========================================================================================


See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2003

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (3 months and ended August 2, 2003 and July 27, 2002)
(in thousands of United States dollars)                             3 MONTHS ENDED                          9 MONTHS ENDED
       (UNAUDITED)                                              2,003            2,002                2,003               2,002
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                        $  49,069       $   31,871           $  105,176          $   85,269

Cost of sales                                                   38,081           24,397               81,434              65,650
------------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                    10,988            7,474               23,742              19,619

Expenses:
 Selling                                                         4,095            2,666                9,372               7,690
 General and administrative                                      3,345            2,028                7,754               6,118
------------------------------------------------------------------------------------------------------------------------------------
                                                                 7,440            4,694               17,126              13,808
------------------------------------------------------------------------------------------------------------------------------------

Operating profit                                                 3,548            2,780                6,616               5,811


Interest expense, net                                              431              360                1,112               1,311
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before minority interest and income taxes          3,117            2,420                5,504               4,500

Minority interest                                                   20               (5)                  25                  (2)

Income taxes                                                     1,310            1,015                2,312               1,899

------------------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the period                                 1,827            1,400                3,217               2,599

Retained earnings, beginning of period                          15,536           11,364               14,614              10,191

Premium on common shares purchased for cancellation                  -                -                 (468)                (26)

------------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                             $  17,363       $   12,764           $   17,363          $   12,764
====================================================================================================================================

Earnings per share:
          Basic                                              $    0.30       $     0.23           $     0.53          $     0.42
          Diluted                                                 0.28             0.22                 0.51                0.41

------------------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding:
            Basic                                            6,106,465        6,210,146            6,109,567           6,206,311
          Diluted                                            6,442,433        6,339,403            6,369,076           6,295,039

------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2003

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(3 months and 9 months ended August 2, 2003 and July 27, 2002)
(in thousands of United States dollars)
       (UNAUDITED)


                                                                3 MONTHS ENDED                9 MONTHS ENDED
                                                               2,003          2,002         2,003           2,002
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
 Net income (loss) for the period                            $  1,827       $  1,400       $  3,217       $  2,599
 Items which do not involve cash:
 Depreciation and amortization                                  1,500          1,325          4,293          3,962
------------------------------------------------------------------------------------------------------------------
                                                                3,327          2,725          7,510          6,561

Change in non-cash operating working capital:
    Accounts receivable                                        23,380          4,778         19,443            526
    Inventory                                                   2,008           (402)        (3,193)         1,082
    Prepaid expenses and other                                    (88)          (142)          (604)          (244)
    Accounts payable and accrued liabilities                    2,085          2,837          4,986          3,173
    Income taxes payable/receivable                             1,180            856           (789)         1,279
------------------------------------------------------------------------------------------------------------------
                                                               31,892         10,652         27,353         12,377

Financing activities:
  Increase in long-term debt                                        -         14,030              -         14,030
  Decrease in long-term debt                                   (1,110)       (12,031)        (2,531)       (14,207)
  Increase (decrease) in bank indebtedness                      5,869        (10,432)        14,466         (8,902)
  Increase in note payable                                      1,198              -          1,198              -
  Increase in convertible debentures                            3,802              -          3,802              -
  Common shares repurchased                                       (22)             -           (681)           (63)
  Stock options exercised                                          24              -             28              -
------------------------------------------------------------------------------------------------------------------
                                                                9,761         (8,433)        16,282         (9,142)

Investing activities:
  Purchase and deposits on building and equipment              (1,988)        (1,263)        (5,934)        (2,911)
  Acquisitions, net of cash acquired                          (39,386)             -        (39,386)             -
  Due from joint venture                                         (315)             -           (704)             -
  Other                                                          (217)          (300)          (227)          (272)
-------------------------------------------------------------------------------------------------------------------
                                                              (41,906)        (1,563)       (46,251)        (3,183)

Effect of foreign currency translation on cash balances           124            (47)            47            (32)
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                 (129)           609         (2,569)            20

Cash and cash equivalents, beginning of period                    558            308          2,998            897

------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                     $    429       $    917       $    429       $    917
===================================================================================================================

Supplemental cash flow information:
Cash paid during the period for:
   Interest paid                                             $    292       $    284       $    851       $  1,038
   Income taxes paid, net of refunds                              236            141          3,211            594
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2003

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (9 months ended August 2, 2003 and July 27, 2002)
(tabular amounts in thousands of United States dollars, except share amounts)
     (UNAUDITED)
--------------------------------------------------------------------------------

     1.   Significant Accounting Policies

     These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2002. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2002, except as noted below:


     (a) Business combinations and goodwill:

     In September 2001, the CICA issued Handbook sections 1581, "Business Combinations," and 3062, "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The company has adopted these new standards as of November 1, 2002 and discontinued the amortization of all existing goodwill.

     In accordance with the transitional provisions of CICA handbook section 3062, goodwill and other intangible assets, the company has completed the first step of the transitional goodwill impairment test. The result of this test has indicated there is no impairment to the book value of goodwill.

     As at November 1, 2002, the company had unamortized goodwill of $US 822,000, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts for prior periods have not been restated for this change. To enable consistent comparison to prior years, the following selected pro forma financial information is provided for 2002, assuming no goodwill amortized for 2002.


                                                          3 months ended
                                                August 2, 2003     July 27, 2002
 -------------------------------------------------------------------------------
  Operating profit for the period as reported        $3,548            $2,780
 -------------------------------------------------------------------------------
  Add back goodwill amortization                         $-              $181
 -------------------------------------------------------------------------------
  Pro forma operating profit for the period          $3,548            $2,961
 -------------------------------------------------------------------------------
  Pro forma net income for the period                $1,827            $1,581
 -------------------------------------------------------------------------------
  Earnings per share as reported (diluted)            $0.28             $0.22
 -------------------------------------------------------------------------------
  Pro Forma earnings per shares (diluted)             $0.28             $0.25
 -------------------------------------------------------------------------------



     b) Stock -based compensation

     Effective  November  1, 2002,  the Company  adopted  the new CICA  Handbook
     Section 3870, which requires that a fair value based method of accounting be applied to certain types of stock option awards. The new standards requires that for stock option awards such as those awarded by the Company, the effect on reported net earnings be disclosed on a pro forma basis in the notes to the financial statements as if the Company had accounted for these stock option awards under the fair value method.

     During the third quarter of 2003, the Company awarded 20,000 new stock options to its employees. The estimated fair value of options issued during the quarter was $US 149,315. For the purpose of pro forma disclosure, the estimated fair value is amortized to income over the vesting period of the related options. For the three months ended August 2, 2003, the amortization of these stock option awards would have had no material impact on net earnings.


     c) Foreign Currency translation

     A revision to section 1650 of the CICA Handbook eliminated deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences are now charged directly to income. The Company has adopted this revision effective November 1, 2002, with no impact on the Company's financial position.



     2. Acquisition of Atlantic Pools

     In May, 2003, the Company acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets acquired include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building together with a license to use the Jacuzzi trade mark on certain products. The purchase price of $ 41.2 million (subject to adjustment) has been financed through Polyair's operating Lines of Credit and the issuance of a six-year 6% note to the Seller convertible into 598,802 shares of Polyair Inter Pack Inc. stock at a price per share of $ 8.35.

     The Company has not yet completed the determination of fair values of the individual assets and liabilities acquired, or its integration plans for the operations acquired in the Jacuzzi Inc. and Jacuzzi Leisure Products Inc. acquisitions. Accordingly, the allocation of the purchase cost to the assets and liabilities acquired is preliminary and will change as integration plans are finalized. No integration costs have been accrued in the preliminary purchase accounting included in these financial statements.

POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2003

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (3 months and 9 months ended August 2, 2003 and July 27, 2002) (in thousands of United States dollars)
 (UNAUDITED)
--------------------------------------------------------------------------------

           3.     Segmented Information:

           The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.


           By geographic region:

          --------------------------------------------------------------------------------
                                                  3 MONTHS ENDED           9 MONTHS ENDED
                                                 2003      2002         2003      2002
          --------------------------------------------------------------------------------
          Sales:
           United States                      $ 36,384   $ 27,552      $ 83,913   $ 73,887
           Canada                               12,685      4,319        21,263     11,382
          ---------------------------------------------------------------------------------
                                              $ 49,069   $ 31,871      $105,176   $ 85,269
          =================================================================================


                                                            AS AT
                                               August 2                 July 27
                                                 2003                   2002
           ---------------------------------------------------------------------

           Capital assets and goodwill:
            United States                     $ 26,004                 $ 24,657
            Canada                               9,575                    7,406
            Corporate                            1,201                    1,728

           ---------------------------------------------------------------------
                                              $ 36,780                 $ 33,791
           =====================================================================

           By operating segment:

           -------------------------------------------------------------------------------
                                                  3 MONTHS ENDED           9 MONTHS ENDED
                                                 2003       2002          2003       2002
           -------------------------------------------------------------------------------

           Sales:
            Packaging products                $ 21,550   $ 20,705      $ 64,587   $ 61,164
            Pool Products                       27,519     11,166        40,589     24,105
           -------------------------------------------------------------------------------
                                              $ 49,069   $ 31,871      $105,176   $ 85,269
           ===============================================================================

           Depreciation and amortization:
            Packaging products                $  1,143   $    925      $  3,269   $  2,711
            Pool products                          152        183           394        572
            Corporate                              205        217           630        679
           -------------------------------------------------------------------------------
                                              $  1,500   $  1,325      $  4,293   $  3,962
           ===============================================================================

           Operating profit (loss):
           Packaging products                 $  2,395   $  2,259      $  7,758   $  7,385
              Pool products                      2,594      1,452         3,260      1,885
                  Corporate                     (1,441)      (931)       (4,402)    (3,459)
           --------------------------------------------------------------------------------
                                              $  3,548   $  2,780      $  6,616   $  5,811
           ================================================================================

           Capital expenditures:
            Packaging products                $  1,709   $  1,139      $  5,090   $  2,314
            Pool products                          183         61           508        328
            Corporate                               96         63           336        269
           --------------------------------------------------------------------------------
                                              $  1,988   $  1,263      $  5,934   $   2,911
           ================================================================================

           ---------------------------------------------------------------------
                                                     AS AT
                                             August 2      July 27
                                                2003        2002
           ---------------------------------------------------------------------

           Total assets:
            Packaging products                $ 53,096   $ 43,338
            Pool products                       41,628     17,763
            Corporate                            7,192      6,010

           ---------------------------------------------------------------------
                                              $101,916   $  67,111
           ---------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: October 28, 2003                  By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer